Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Cenovus Energy Inc. 4000, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9

2.	Date of Material Change

November 30, 2009

3.	News Release

A press release concerning the subject matter of this material change report was disseminated by EnCana Corporation through the facilities of Business Wire on November 30, 2009.

4.	Summary of Material Change

EnCana Corporation (“EnCana”) completed its split transaction (the “Arrangement”) into two highly focused energy companies: Cenovus Energy Inc., an integrated oil company and EnCana Corporation, a pure play natural gas company.

5.	Full Description of Material Change

EnCana, the holders of common shares of EnCana (“EnCana Shareholders”), 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (“Subco”) completed a plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act on November 30, 2009.

Pursuant to the Arrangement, 7050372 and Subco amalgamated with the resulting amalgamated corporation being named “Cenovus Energy Inc.” (“Cenovus”).

The Arrangement resulted in the division of EnCana into two highly focused and independent publicly traded energy companies – one (Cenovus) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays and the other (EnCana) a pure-play natural gas company focused on the development of unconventional resources in North America.

The assets transferred, directly or indirectly, to Cenovus in connection with the Arrangement (the “Cenovus Assets”) included, among others, the following:
(a)	those assets associated with EnCana’s Integrated Oil Division, which included all of the Canadian upstream and U.S. downstream assets within the integrated oil business with ConocoPhillips as well as other bitumen interests and natural gas assets located in the Athabasca area. The Integrated Oil Division contains two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake;

(b)	those assets associated with EnCana’s Canadian Plains Division, which included the majority of EnCana’s legacy oil and natural gas assets in southern Alberta and Saskatchewan, crude oil and natural gas development and production activities in Alberta and Saskatchewan, the Shallow Gas key resource play contained within the Suffield,

Brooks North and Langevin areas, and the key enhanced oil recovery resource plays located at Pelican Lake and Weyburn; and

(c)	those assets associated with the foregoing businesses, including marketing, corporate and office space (including a proportionate share of The Bow office project).
Pursuant to the Arrangement, each EnCana Shareholder (other than a dissenting shareholder) received one new common share of EnCana (which continued to be represented by EnCana common share certificates outstanding prior to the Arrangement becoming effective) and one Cenovus common share (a “Cenovus Common Share”) for every EnCana common share held. In aggregate, 751,273,307 Cenovus Common Shares were issued pursuant to the Arrangement.

Pursuant to the pre-Arrangement reorganization in connection with the Arrangement, EnCana transferred the Cenovus Assets to Subco in exchange for, among other things, an interest bearing demand intercompany note in the amount of approximately U.S.$3.5 billion (the “Demand Note”).

On September 18, 2009, Subco completed, in three tranches, a U.S.$3.5 billion private offering of debt securities (comprised of U.S.$800,000,000 aggregate principal amount of 4.50% senior notes due September 15, 2014, U.S.$1,300,000,000 aggregate principal amount of 5.70% senior notes due October 15, 2019 and U.S.$1,400,000,000 aggregate principal amount of 6.75% senior notes due November 15, 2039) which are exempt from the registration requirements of the United States Securities Act of 1933, as amended, under Rule 144A and Regulation S (the “Cenovus Note Offering”). The net proceeds of the Cenovus Note Offering were placed into an escrow account pending the completion of the Arrangement. Upon completion of the Arrangement, the net proceeds, together with other pre-funded amounts, were released from escrow and were applied to repay all of the amount outstanding under the Demand Note.

Following completion of the Arrangement, the directors and executive officers of Cenovus are as follows:

Directors

Michael A. Grandin (non-Executive Chairman) Ralph S. Cunningham Patrick D. Daniel Ian W. Delaney Brian C. Ferguson Valerie A.A. Nielsen Charles M. Rampacek Colin Taylor Wayne G. Thomson

Executive Officers

Name	Position
Brian C. Ferguson	President & Chief Executive Officer

Ivor M. Ruste	Executive Vice-President & Chief Financial Officer

John K. Brannan	Executive Vice-President (President, Integrated Oil Division)

Harbir S. Chhina	Executive Vice-President, Enhanced Oil Development & New Resource Plays

Kerry D. Dyte	Executive Vice-President, General Counsel & Corporate Secretary

Judy A. Fairburn	Executive Vice-President, Environment & Strategic Planning

Sheila M. McIntosh	Executive Vice-President, Communications & Stakeholder Relations

Donald T. Swystun	Executive Vice-President (President, Canadian Plains Division)

Hayward J. Walls	Executive Vice-President, Organization & Workplace Development
6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact, Kerry D. Dyte, Executive Vice-President, General Counsel & Corporate Secretary of Cenovus, by telephone at (403) 766-2000.

9.	Date of Report

December 10, 2009.